 Exhibit 21

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

1.	Knock-Out Technologies, Ltd., a Nevada ltd company
2.	MedElite, Inc., a Texas corporation
3.	Cinnergen, Inc., a Nevada corporation
4.	PurEffect, Inc., a Nevada corporation
5.	I-Boost, Inc., a Nevada corporation
6.	Cinnechol, Inc., a Nevada corporation